United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: July 3rd, 2002	By: /s/ Jean-Pierre Halbron
Jean-Pierre Halbron President

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

ARTICLES OF ASSOCIATION AND BY-LAWS

AS AMENDED BY SHAREHOLDERS’ MEETING ON APRIL 18, 2002

(Compliance with the Law of May 15, 2001 on new economic regulations.
Revisions to and redrafting of the by-laws)

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

ARTICLES OF ASSOCIATION AND BY-LAWS

Article 1 — Legal form

The Company, made up of holders of existing shares and shares that may be issued in the future, is in the form of a “société anonyme” governed by the statutory and regulatory provisions in force at present and in the future and by the present Articles of association and by-laws.

Article 2 — Purpose

The purpose of the Company in all countries shall be:

1/	The study, the manufacture, the development and the business of all devices, equipment and software relating to domestic, industrial, civilian or military applications and other applications related to electricity, telecommunications, data processing, electronics, the space industry, nuclear power, metallurgy and generally to all means of production and transmission of power or communications (cables, batteries and other components) and all possible activities related to operations and services in connection with the above-mentioned means.

2/	The acquisition, the use and the sale or transfer of all patents, licenses, royalties, manufacturing processes and secrets, method, patterns, trademarks or software related to the devices and equipment mentioned in the above paragraph.

3/	The creation, the acquisition, the use, the transfer, the leasing of all industrial or commercial premises, factories, buildings, equipment and machines of any kind, necessary or useful for the implementation of its purpose.

4/	The acquisition of equity participations in any company, association, partnership, French or other, irrespective of its legal form, object and activity.

5/	The management of shares and securities, investment by any means whatsoever, and in particular by acquisition, increase in capital, take-over or merger.

6/	The creation, the acquisition, the taking of lease or granting, the management of all companies, French or others, whatever their activities, and in particular in the financial, industrial, commercial, mining, agricultural fields or connected to the activities described in paragraph 1.

7/	The management of its own assets, fixed or moveable, and of any assets, irrespective of their structure.

The above shall be carried out by the Company, directly or indirectly, by way of forming companies, contributions, subscription or purchase of securities or corporate rights, merger, take-over, capital investment by a silent partner, partnerships or in any other way.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

In general, the Company may carry out all industrial, commercial, financial operations, fixed or moveable property, connected directly or indirectly, wholly or in part, to the above-mentioned object and to similar or related objects.

Article 3 — Name

The name of the company is:

ALCATEL

Article 4 — Registered office

The registered office is at 54, rue La Boétie, 75008 Paris.

Article 5 — Duration

Except in the case of an early termination or extension agreed to at an extraordinary Shareholders’ Meeting, the duration of the Company shall be ninety nine years as of July 1, 1987.

Article 6 — Capital

The share capital is set at € 2 481 539 594. The share capital is subdivided into 1 240 769 797 shares with a par value of € 2 each, fully paid up, of which:

•	1 215 254 797 Class A shares.

•	25 515 000 Class O shares.

Article 7 — Shares: form, registration, holders, thresholds

7.1. Form and registration of shares

All shares shall be registered until fully paid up.

Category A shares and Category O shares, fully paid up, shall be in registered or bearer form at the Shareholder’s discretion, subject to the provisions cited in (2) of Article 7.2.

Shares shall be materialized by registration in the owner’s name in the books of the issuing Company or of an authorized intermediary.

Transfers of registered securities shall be made from one account to another. The registration, transfer and disposal of securities shall be carried out in accordance with the laws and regulations in force.

Where the parties are not exempted from such formalities by law, the Company may require certification of signed declarations, transfer or assignment orders in accordance with the laws and regulations in force.

7.2. Crossing of thresholds

In addition to the obligation to inform the Company of the holding of certain fractions of the share capital, any natural or legal person and/or any Shareholder who comes to hold a number of shares of the Company equal to or greater than:

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

1)	0.5 % of the total number of shares must within fifteen days from crossing the said shareholding threshold inform the Company by letter, facsimile letter or telex of the total number of shares so held. Such declaration is to be renewed under the same conditions whenever a new 0.5% threshold is crossed, up to and including the 2.5% threshold.

2)	3% of total shares must, within five trading days of reaching such threshold, apply to register all his shares. This registration requirement applies to all shares already held and to such shares as may be acquired subsequently in excess of the above-mentioned threshold. A copy of the registration application sent to the Company by letter or fax within fifteen days of passing such threshold shall be deemed equivalent to a declaration that the statutory threshold has been reached. The same procedure shall be followed each time a further 0.5% threshold is passed up to a maximum of 50%.

Calculation of the thresholds in (1) and (2) above shall include indirectly held shares and shares equivalent to existing shares as defined by Article L. 233-7 of the Commercial Code.

Shareholders must certify that all securities owned or held as defined in the preceding paragraph are included in each such declaration and must also indicate the date(s) of acquisition, and specify the number of shares of each Class he holds.

Should Shareholders not comply with the provisions set forth in (1) and (2) above, voting rights for shares exceeding the declarable thresholds shall, at the request of one or more Shareholders holding at least 3% of share capital, be withdrawn under the conditions and within the limits laid down by law.

Shareholders whose share holding falls below one of the thresholds provided in (1) and (2) above must also notify the Company within fifteen days and under the same terms.

7.3. Identification of the holders

Subject to legal and regulatory conditions in force and effect, the Company may ask any approved institution or intermediary to communicate any information regarding the Company’s Shareholders or holders of securities granting voting rights, whether immediately or over time, and the said Shareholders’ or holders’ identity, number of shares held and, where applicable, the indication of the restrictions applicable to the securities.

Article 8 — Paying-up of the shares

Regardless of the Class to which the shares belong, the total amount of the shares issued by way of increase in capital and to be paid-up in cash is payable under the conditions set out by the Board of Directors. The calling- up of capital is notified to the subscribers and Shareholders at least ten days before the date fixed for each payment, by a notice inserted in a legal journal appearing in the place where the registered office of the Company is situated, or by individual recorded delivery.

Any delay in the payment of sums due shall incur, in itself, and without the need for any formalities, the payment of interest at the legal rate, on a daily basis, starting from the date of the demand for payment without prejudice to the personal action that the Company can exercise against the defaulting Shareholder and the means of enforcement provided for by law.

Article 9 — Rights and obligations of the shares — General

Each share gives a right to the allocation of profits and to the ownership of corporate assets, on the basis of the proportion indicated under Articles 29 and 30 below, except for specific rights granted to Class O preference shares and for rights that may be granted to shares of other classes, in case such shares are created.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Tax charges shall be levied as a whole on all shares without distinction, such that each share in a same Class shall give entitlement to payment of the same net amount on any distribution or reimbursement made during the Company’s term or on liquidation.

Shareholders shall be liable only up to the nominal amount of each share held. Any call to pay in capital in excess of such amount is prohibited.

Dividends and income from shares issued by the Company shall be paid under the conditions authorized or provided for by the regulations in force and in such a way as the Shareholders’ Meeting or, failing that, the Board of Directors shall decide.

Rights and obligations shall remain attached to a share regardless of who holds the share.

Ownership of a share entails as of right acceptance of the Company’s Articles of association and by-laws and of resolutions of the Shareholders’ Meeting.

Shares are indivisible with regard to the Company: joint owners of shares must be represented by a single person. Shares with usufruct must be identified as such in the share registration.

Article 10 – Specific rights attached to Class O shares in the allocation of profits

In respect to the allocation of profits, each Class O share only grants a right to a preferred dividend calculated in accordance with the provisions of Article 29 below, out of distributable profits for each financial year and for the first time out of the distributable profits for the financial year starting on January 1, 2000. Class O shares also give a right to the same extraordinary dividend (that is to say, in addition to the annual allocation of earnings) as Class A shares.

Article 11 – Protection of the rights of Class O Shareholders in the event of a change in the share capital

In case of an increase, reduction or amortization of the share capital, holders of Class O shares shall have the same rights and shall be treated in the same manner as holders of Class A shares. However, in case of allocation of free shares, each Shareholder shall receive shares of his class.

Article 12 – Contract between the Company and the Optronics Division

A contract entitled “Basic Intercompany Agreement” was entered into between the Company and its French subsidiary Alcatel Optronics SA and its US subsidiary Alcatel Optronics Inc., forming jointly, as of the date of the said agreement, the Company’s Optronics Division (hereinafter the “Optronics Division”), as defined in Schedule I for the issuance of Class O shares. The said agreement is attached to the report submitted by the Board of Directors to the Shareholders’Meeting of September 20, 2000 and was reproduced in the information memorandum approved by the Commission des Opérations de Bourse under N° 00-1683 on October 20, 2000 prior to the first issuance of Class O shares. Such contract may only be amended after approval by the special Meeting of holders of Class O shares, and by the Shareholders’ Meeting, with the extraordinary majority required for a change in the Articles of association.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Article 13 – Expiration of the specific rights attached to Class O shares

13.1. Expiration

1.	The specific rights attached to Class O shares shall be extinguished of right:

•	in case of a listing on a stock exchange of the shares of the company controlling directly or indirectly the Optronics Division;

•	in case the company loses majority control of the company controlling directly or indirectly the Optronics Division;

•	in case of sale or transfer, by any means, to one or more buyers that the Company does not control directly or indirectly, of at least eighty percent (80%) of the Optronics Division, or of assets of the Optronics Division which represents at least eighty percent (80%) of the fair value of the assets of the Optronics Division, on the basis of the valuation prepared by an expert appointed to that end at the Company’s request by the Président du Tribunal de Commerce de Paris (Presiding Judge of the Commercial Court of Paris), subject to the terms and conditions set forth in Schedule II to these Articles of association.

Such expiration shall take place on the tenth trading day following the date of publication by the Company of the notice set forth in Article 13.2, paragraph 2, sub-paragraph 2 below.

2.	Because of the expiration of the specific rights attached to Class O shares, Class O shares shall automatically become shares of common stock.
13.2	Additional payment

The expiration of the specific rights of Class O shares shall be made with or without additional payment to holders of Class O shares or with additional payment to the Company, depending on the value of the specific rights concerned. The said additional payment shall be determined as follows.

1.	The Net Proceeds per Class O Share (hereinafter “Net Proceeds per Share”) resulting from the sale or transaction entailing the expiration of the specific rights shall be determined, subject to the conditions set forth in Schedule II to these Articles of association, by an expert appointed at the Company’s request by the Président du Tribunal de Commerce de Paris.

After the Net Proceeds per Share shall have been determined, the Company shall publicize the same by way of a notice placed within five trading days in two daily newspapers of the national and international economic and financial press.

2.	The Company shall thereafter determine the average opening prices of Class A and Class O shares listed on the Premier marché (First market) of the Euronext Paris SA, between the sixth and the twenty-fifth trading day following the date of publication of the Net Proceeds per Share notice (hereinafter the “Average Price of the Class A Shares” and the “Average Price of the Class O Share”).

After the Average Price of the Class A Shares and the Average Price of the Class O Shares shall have been determined, the Company shall publicize the same by way of a second notice inserted within five trading days in two daily newspapers of the national and international economic and financial press. The said notice shall indicate where applicable the terms and form of additional payment in favor of holders of Class O shares or of Alcatel, depending on the respective values of the Net Proceeds per Share and the Average Price of the Class A Share.

3.	When the Net Proceeds per Share exceed or are equal to the Average Price of the Class A Share, holders of Class O shares are entitled to an additional payment because of the expiration of specific rights attached to Class O shares.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

The additional payment due to holders of Class O shares is equal, for each Class O share, to an amount equal to the difference between the Net Proceeds per Share and the Average Price of the Class A Share, plus ten percent (10%) of the Average Price of the Class O Shares.

The Company may elect to pay such additional payment to holders of Class O share either by payment made fully in cash or in the form of shares whose value or issue price is equal to the Average Price of the Class A shares, the amount of fractional shares being paid in cash.

4.	When Net Proceeds per Share are less than the Average Price of the Class A Share but are at least equal to ninety percent (90%) of the said Average, the expiration of the specific rights attached to Class O shares shall give rise to no additional payment in favor of their holders or in favor of the Company.

5.	When Net Proceeds per Share are less than ninety percent (90%) of the Average Price of the Class A Shares, holders of Class O shares must indemnify the Company.

The additional payment per share due by Class O Shareholders shall be equal to the difference between ninety percent (90%) of the Average Price of the Class A Shares and Net Proceeds per Share.

Holders of Class O shares may elect to pay the said additional payment to the Company either in cash or by delivery of the number of shares necessary in order to fully cover their debt, each share being deemed to have a value equal to the Average Price of the Class A Share. The Company shall pay to holders of Class O shares the value of remaining fractional amount, if any.

Holders of Class O shares shall be required to pay, according to the method they shall have elected, and subject to the terms and conditions set forth in Article L. 228-27 of the Commercial Code and Article 208 of the Decree of March 23, 1967 as enforced. If no payment is made within one month from such formal notice, the provisions of Article 1843-3 (fifth paragraph) of the French Civil Code shall apply, and interest for late payment shall be charged at the one-month Euribor rate plus two hundred basis points. Also the Company shall apply the provisions of Articles L. 228-27 and L. 228-29 of the Commercial Code and Articles 208 and 209 of the Decree of March 23, 1967, regarding the forced sale of the shares held by the defaulting Shareholder as well as cancellation of voting rights and right to dividend, and the cancellation of the defaulting Shareholder’s share account.

13.3. Consequences

1.	As a consequence of the expiration of the specific rights attached to Class O shares and the resulting conversion of the said shares, former Class O shares shall have the same rights as former Class A shares in respect of the allocation of profits and accordingly the same rights to dividends. However, such equal rights shall only apply starting from the first dividends paid after conversion has occurred.

2.	Immediately upon the expiration of the specific right attached to Class O shares, the Articles of association shall be automatically amended, by deletion of any reference to the preference shares and to Class A and Class O shares, such provisions being replaced by the new text attached as Schedule III to these Articles of association. The Chairman of the Board of Directors or the Chief Executive Officer shall immediately acknowledge such change and shall automatically carry out the formalities resulting from such amendment to the Articles of association.

Article 14 – Financial Statement of the Optronics Division

The Company shall prepare financial statements for the Optronics Division, in accordance with the principles and methods defined in Schedule IV hereto. These financial statements shall be certified by the Company’s statutory auditors.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Article 15 — Creditors of Shareholders

Creditors of a Shareholder may not, by whatsoever means, cause the goods or assets of the Company to be place under seal, divided or sold by auction and may not interfere in any way with the Company’s management. In the exercise of their rights they must rely on Company records and resolutions of Shareholders’ Meeting.

Article 16 — Issuing of transferable securities not representing a portion of share capital

The Company may contract loans according to its needs by issuing short, medium or long-term bonds or warrants. Except where by law particular financial products require the express decision or authorization of the Shareholders’ Meeting, the decision shall be made by the ordinary Shareholders’ Meeting or Board of Directors.

Article 17 — Management

The Company shall be managed by a Board of Directors consisting of no less than six and no more than eighteen members except where this number is exceeded as in the event of a merger under the terms laid down by law.

Without prejudice to statutory conditions pertaining to percentages of seats on the board and valid employment contracts, two of the directors must at the time of their appointment be both salaried employees of the Company or of an affiliate and members of a mutual fund in accordance with the conditions set out below.

All mutual funds meeting the conditions below may nominate candidates for appointment to the Board of Directors.

With regard to the above provisions:

(1)	An affiliate of the Alcatel group shall be defined as any company in which Alcatel directly or indirectly holds at least half of the voting rights and/or any company in which an Alcatel affiliate directly or indirectly holds at least half of the voting rights.

(2)	The mutual funds referred to above are those formed as a result of a Company shareholding scheme in which the Company or an affiliate is a participant and having at least 75% of its portfolio in Company shares.

If for any reason one of the directors appointed by the Shareholders’ Meeting as provided above should no longer meet the joint conditions defined above (employee of the group or an affiliate and member of a mutual fund), he shall automatically be deemed to have retired one calendar month after the joint conditions are no longer met.

Should the number of directors meeting the joint conditions as defined above (employment in the group and membership of a mutual fund) fall below the number set in the present Article for any reason whatsoever, the Board of Directors must make up its numbers within three months either by cooption or by calling a Shareholders’ Meeting to appoint a director meeting the required conditions.

Each director must hold at least 500 Company shares.

Article 18 — Term of office and maximum age of Directors

Directors may be re-elected subject to the conditions below.

A director appointed to replace another director shall hold office only for the remainder of his predecessor’s term of office.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

The Shareholders’ Meeting shall set the directors’ terms in such a way that board membership is renewed as far as possible in similar proportions. Directors’ terms may not exceed four years for those appointed from the Shareholders’ Meeting dated May 16, 2000.

The maximum age for holding a directorship shall be 70. This age limit does not apply if less than one third, rounded up to the nearest whole number, of serving directors have reached the age of 70. No director over 70 may be appointed if as a result more than one third of the serving directors rounded up as defined above, are over 70.

If for any reason whatsoever the number of serving directors over 70 should exceed one third as defined above, the oldest director(s) shall automatically be deemed to have retired at the ordinary Shareholders’ Meeting called to approve the accounts of the financial year in which the proportion of directors over 70 years was exceeded, unless the proportion was re-established in the interim.

Directors representing legal persons shall be taken into account when calculating the number of directors to which the age limit does not apply.

Directors representing legal persons must replace any 70-year old representative at the latest at the ordinary Shareholders’ Meeting called to approve the accounts of the financial year in which such representatives reached the age of 70.

Article 19 – Non voting observers

On the chairman’s recommendation, the Board of Directors may submit to the ordinary Shareholders’ Meeting the appointment of one or two observers. The number of observers may not exceed six.

The auditors shall be called to meetings of the Board of Directors and shall participate in a consultative capacity.

They shall be appointed for a six year term which may be renewed or revoked at any time.

They may or may not be Shareholders and may receive a remuneration set annually by the ordinary Shareholders’ Meeting and distributed by the Board of Directors.

Article 20 — Board Meetings

1.	The Board shall meet as often as required in the interest of the company at the corporate headquarters or any other location decided by the Chairman.

The meeting is called by the Chairman as stipulated by law, by any means, even verbally, and may be called at the request of the Chief Executive Officer or at least one-third of the directors.

An agenda clearly stating matters to be discussed shall be attached to each notice of meeting.

In the event the Chairman and the Vice-Chairman or Chairmen cannot attend, the Chairman or, if he does not do so, the Board may designate for each meeting the director who shall chair the meeting.

2.	Any director, whether a natural person or the standing representative of a legal person, may give another director power of attorney to represent him at a board meeting; the authorized agent must show proof of his power of attorney at the start of the meeting. Directors may hold only one power of attorney per meeting which shall be valid for a specific meeting only.

Except where prohibited by law, directors who participate in the board meeting through video-conferencing methods, the type and use of which are defined by current regulations, shall be deemed present at the meeting for the calculation of quorum and majority.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

3.	Except as stipulated in paragraph 2 of Article 21 below, for resolutions governing the choice of management, resolutions shall be adopted under the quorum and majority laid down by law. In the event of a tie, the chairman or the director acting as chairman shall have the casting vote.

4.	The minutes of the meetings shall be drawn up and copies shall be certified and delivered in accordance with the law.

5.	On the Chairman’s proposal, the Board may authorize members of management or third parties to attend Board meetings; they shall not have a vote.

Article 21 — Powers and Responsibilities of the Board

1.	The Board of Directors is vested with complete authority granted to it by the legislation in effect.

The Board shall determine the business strategies of the company and shall ensure their implementation.

Subject to the authority expressly reserved for the Shareholders, and within the limits of the corporate purpose, the Board of Directors shall deal with any question that affects the company’s operations, and governs the affairs of the company through its deliberations.

2.	The Board of Directors shall decide whether the management of the company will be performed by the Chairman of the Board of Directors or by a Chief Executive Officer.

The Board of Directors may deliberate on this choice only if at least two-thirds of its current members are present. When it has been unable to deliberate because the required quorum is not present, the Board of Directors must meet a second time to deliberate again within a maximum period of ten days.

3.	The Board’s decision with respect to the management method of the company shall be made by a two-thirds majority of the directors present or represented, and shall remain valid until a new decision from the Board.

4.	Each director shall receive all of the information necessary to perform the duties of his office and may obtain any document he deems useful.

5.	Notwithstanding statutory provisions, particulary those concerning the chairman of the Board of Directors or the Chief Executive Officer, if he is a director, directors do not in the exercise of their management enter into any personal or joint undertaking with regard to the Company’s commitments; within the limits set by the laws in force, they shall only be liable for performance of their appointed duties.

Article 22 — Chairman, Vice-Chairmen, Chief Executive Officer,
Senior Executive Vice Presidents, and Secretary

1.	The Board of Directors shall appoint a Chairman (Président du conseil d’administration) from among its members by a simple majority of the directors present or represented for a term not to exceed his term as director.

The Chairman of the Board of Directors shall perform the missions assigned to him by law; in particular, he shall ensure the proper functioning of the company’s governing bodies. He shall chair meetings of the Board of Directors, organize the work of the Board, and ensure that the directors are able to fulfill their mission.

The Board of Directors shall appoint, if it so wishes, one or more Vice-Chairman (Vice-Président), and shall set their term of office which may not exceed their term as director. The Vice-Chairman, or the most senior Vice- Chairman, shall perform the duties of the Chairman when he is unable to do so.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

2.	If the Board does not confer management of the company to the Chairman, it shall appoint a Chief Executive Officer (Directeur général) from among the directors or from outside the Board, by a simple majority of the directors present or represented, and shall set the term of his office, which shall in no case exceed the term of his office as director.

3.	The Chief Executive Officer is invested as of right with the fullest power to act in all circumstances as the Company’s behalf, within the limits of the corporate purpose and subject to the powers expressly invested in Shareholders’ Meetings by law and the powers specifically invested in the Board of Directors.

The Chief Executive Officer shall represent the company in its relations with third parties. He shall represent the company in the courts.

When the Chairman of the Board of Directors assumes the management of the company, the provisions of this Article and the law governing the Chief Executive Officer shall apply.

4.	On the proposal of the Chief Executive Officer, the Board of Directors may authorize one or more persons to assist him, who shall have the title of Senior Executive Vice President (Directeur general délégué).

A maximum of five Senior Executive Vice-Presidents may be appointed.

The scope and duration of the powers delegated to Senior Executive Vice-Presidents shall be determined by the Board of Directors in agreement with the Chief Executive Officer.

Senior Executive Vice-Presidents have the same authority as the Chief Executive Officer with respect to third persons.

In the event the office of Chief Executive Officer becomes vacant, the duties and powers of the Senior Executive Vice-Presidents shall continue until the appointment of a new Chief Executive Officer, unless otherwise decided by the Board of Directors.

5.	The Board of Directors on the recommendation of the Chairman or the Chief Executive Officer, the chairman or the Chief Executive Officer themselves and the Senior Executive Vice President or Vice Presidents, may, within the limits set by law, delegate such powers as they or he deem fit, either for the management or conduct of the Company’s business or for one or more specific purposes, to all authorized agents, whether members of the board or not or member of the Company or not, individually or as committees. Such powers may be standing or temporary and may or may not be delegated to deputies.

All or some of such authorized agents may also be authorized to authenticate all copies or extracts of all documents for which certification procedures are not laid down by law, and in particular all powers of attorney, Company accounts and Articles of association and by-laws, and to issue all certificates pertaining thereto.

Powers of attorney granted by the board of directors, the chairman, the Chief Executive Officer or the Senior Executive Vice President or Vice Presidents pursuant to the present Articles of association and by-laws shall remain effective should the terms of office of the chairman, the Chief Executive Officer, the Senior Executive Vice President, or directors expires at the time such powers of attorney were granted.

6.	The Board shall appoint a secretary and may also appoint a deputy secretary under the same terms.

Article 23 — Age Limit of Corporate Officers

The Chairman, the Chief Executive Officer, and the Senior Executive Vice-President or Vice-Presidents may hold their offices for the term set by the Board of Directors; however, the term may in no case exceed the term of their office as director or, in any event, the date of the Ordinary Shareholders’ Meeting called to approve the accounts for the financial year in which they reach the age of 68.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Article 24 — Remuneration of Corporate Officers and Directors

1.	The remuneration for the Chairman of the Board of Directors, the Chief Executive Officer, and the Senior Executive Vice-President or Vice-Presidents shall be set by the Board of Directors. Said remuneration may be fixed and/or proportional.

2.	The Shareholders’Meeting may award and set directors’fees which shall remain unchanged until amended by a new resolution.

The board shall distribute said amount among the directors as it sees fit and as required by law.

Directors may not receive from the Company any remuneration, permanent or not, other than those specified by the law or nor contrary to it.

Article 25 — Statutory auditors

The ordinary Shareholders’ Meeting shall appoint at least two statutory auditors to undertake the duties required by law. The auditors may be reappointed.

The ordinary Shareholders’ Meeting shall appoint as many deputy auditors as statutory auditors pursuant to paragraph 1 above.

As part of their ongoing duties, the statutory auditors audit and certify the financial statements of the Optronics Division and report to the Shareholders’ Meeting.

Article 26 — Shareholders’ Meetings

1.	Ordinary and Extraordinary Shareholders’ Meetings shall be convened and held according to the rules and procedures laid down by law.

The duly constituted Shareholders’ Meeting shall represent all the Shareholders.

Its decisions are binding on all Shareholders, including those not present or dissenting.

2.	Meetings shall take place at the registered office or at any other place specified in the notice of Meeting.

3.	Any Shareholder may attend in person or be represented by proxy at the Meeting, on justification of his identity and of ownership of his shares either by a registration of his ownership or by depositing bearer shares with the holer at the places mentioned in the notice of the Meeting; these formalities should be completed at least three days before the Meeting, unless the Board of Directors decides otherwise.

Subject to the terms and conditions defined by regulations and the procedures defined by the Board of Directors, Shareholders may participate and vote in all Ordinary or Extraordinary Shareholders’ Meetings by video- conferencing or any telecommunications method that allows identification of the Shareholder.

4.	Subject to the conditions defined by regulations, Shareholders may send their proxy or mail voting form for any Ordinary or Extraordinary Meeting either in paper form or, on the decision of the Board of Directors published in the notices of Meetings, by remote transmission.

In order to be considered, all necessary forms for votes by mail or by proxy must be received at the Company’s registered offices or at the location stated in the notice of the Meeting at least three days before any Shareholders’Meeting. This time limit may be shortened by decision of the Board of Directors. Instructions given electronically that include a proxy or power of attorney may be accepted by the company under the conditions and within the deadlines set by the regulations in effect.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

5.	The Meeting may be rebroadcast by video-conferencing or remote transmission. If applicable, this will be mentioned in the notice of Meeting.

6.	Any Shareholder who has demonstrated his intention to attend the Shareholders’ Meeting, issued a mail vote, or given a proxy by producing a certificate of non-transferability issued by the custodian of the shares may transfer all or part of the shares for which he has made known his intention to attend the Meeting, transmitted his vote or proxy, provided that he notifies the representative authorized by the company so as to allow his vote or proxy to be canceled or the number of shares and corresponding votes to be changed, under the conditions and within the deadlines stipulated by law and regulations.

7.	The Shareholders’Meetings shall be chaired either by the chairman or Vice Chairman of the Board of Directors, or by a director appointed by the Board of Directors or by the chairman.

Shareholders shall appoint the officers of the Meeting made up of the chairman, two tellers and a secretary.

The tellers shall be the two members of the Meeting representing the largest number of votes or, should they refuse, those who come after in descending order until the duties are accepted.

8.	Copies or extracts of the minutes may be authentificated by the Chairman of the Board of Directors, the secretary of the Shareholders’Meeting, or the director appointed to chair the Meeting.

Article 27 — Voting rights

Without prejudice to the following provisions, each member of every Shareholders’ Meeting has as many votes as shares that he owns or represents.

However, double voting rights are attached to all fully paid-up registered shares, registered in the name of the same holder for at least three years.

Double voting rights shall be cancelled as of right for any share that is converted into a bearer share or whose ownership is transferred. However, the period set here above shall not be interrupted, nor existing rights cancelled, where ownership is transferred, the shares remaining in registered form, as a result of intestate or testamentary succession, the division between spouses of a common estate, or donation inter vivos in favor of a spouse or heirs.

Whatever the number of Class A and Class O shares a Shareholder possesses, directly and/or indirectly, he may not cast, at ordinary or extraordinary Shareholders’ Meetings, as single votes in his own name or as a proxy, more than 8% of the votes attached to the shares present or represented when any motion at a Shareholders’ Meeting is put to the vote. This limit may be exceeded if such Shareholder is further entitled to double votes, in his own name or as a proxy, taking into account such additional voting rights only. However, the total number of votes cast may not under any circumstances whatsoever exceed 16% of the votes attached to the shares present or represented. Indirectly held shares and shares treated in the same way as owned shares as defined by the provisions of Articles L. 233-7 et seq. of the Commercial Code shall be taken into account when applying the above-mentioned limit.

The limitation instituted in the preceding paragraph automatically becomes null and void from that time when an individual or a legal entity, acting alone or in concert with one or more individuals or legal entities, comes to hold at least 66.66% of the total number of the Company’s shares, as the result of a public offering to purchase or exchange relating to all of the Company’s shares. The Board of Directors agrees that at the announcement of such offerings, such invalidation will take effect.

The limitation instituted in paragraph 4 above does not apply to the chairman of the Shareholders’ Meeting casting a vote pursuant to proxies received in accordance with the legal obligation deriving from Article L. 225-106 of the Commercial Code.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Voting rights in all ordinary, extraordinary or special Shareholders’ Meeting belong to the usufructuary.

Article 28 — Financial year

The financial year shall begin on January 1st and end on December 31st.

Article 29 — Allocation of profits

1.	The difference between the proceeds and the expenses of the financial year, after provisions, constitutes the profits or the losses for the financial year. From the profits, minus previous losses, if any, shall be deducted the sum of 5% in order to create the legal reserves, until such legal reserves are at least equal to 1/10th of the share capital. Additional contributions to the legal reserves will be required if the legal reserves fall below, for any reason, that fraction.

2.	The distributable profits shall be the profits for the financial year minus the previous losses and the above- mentioned deduction plus income carried over. The Shareholders’ Meeting, on a proposal of the board, may decide to carry over some or all of the profits, to allocate them to reserve funds of whatever kind or to distribute them to the Shareholders as a dividend, subject to the provisions of paragraph 3 below.

In addition, the Shareholders’ Meeting may decide the distribution of sums deducted from the optional reserves, either as initial or additional dividends or as special distribution. In this case, the decision indicates clearly the items from which the said sums are deducted. However, the dividends are deducted first from the distributable profits of the financial year.

The ordinary Shareholders’ Meeting may grant each Shareholder, for all or part of the dividend distributed or the interim dividend, the option to receive payment of the dividend or interim dividend in cash or in shares.

The Shareholders’ Meeting or the Board of Directors, in the case of an interim dividend, fix the date from which the dividend shall be distributed.

3.	Out of the distributable profits, as defined in the above paragraph, there shall be deducted by priority the amount necessary to pay to holders of Class O shares, for each financial year, and for the first time for the financial year commencing on January 1 2000, a dividend per share equal to the highest of, not including the précompte, the following:

•	zero point ten (0.10) euro,

•	ten percent (10%) of the fraction of the Optronics Division’s after-tax net income, corresponding to the Outstanding Interest as defined in Schedule II, as shown by the Optronics Division’s financial statements, divided by the total number of Class O shares outstanding. This amount is, however, capped at one hundred and fifty percent (150%) of the dividend declared by the Shareholders’ Meeting for the same financial year in respect of each Class A share.

Article 30 — Dissolution and liquidation

The Shareholders’ Meeting, under the quorum and majority conditions laid down by law, may, at any time and for any reason whatsoever, decide the early dissolution of the Company.

When the Company reaches its due date, or in the event of early dissolution, the Shareholders’ Meeting shall decide the manner of liquidation, appoint one or more liquidators and set their powers, their terms of office and their remuneration.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

In the event of the death, resignation or indisposition of the liquidators the ordinary Shareholders’ Meeting, called under the condition laid down by law, shall take steps to replace them.

The Shareholders’ Meeting shall retain the same powers during liquidation as in the Company’s course of business.

On completion of the liquidation the Shareholders shall be called to approve the liquidator’s accounts and discharge him and to record the closing of the liquidation.

The liquidator(s) shall carry out their duties under the conditions laid down by law. In particular, they shall realize all the Company’s movable and fixed assets, including by private treaty, and extinguish all its liabilities. They may also, with the authorization of the extraordinary Shareholders’ Meeting, transfer the Company’s entire assets or contribute them to another company, in particular by way of a merger.

Assets remaining after all liabilities have been extinguished shall first be used to pay Shareholders a sum equal to the paid up and non-redeemed capital. Any surplus shall constitute profits and shall be divided between all the Shareholders, subject to rights related to shares of different classes, if any.

Article 31 — Disputes

Any disputes that may arise during the Company’s term or at its liquidation, whether between Shareholders and the Company or between Shareholders themselves where they concern Company matters, shall be subject to the jurisdiction of the competent courts.

* *

LIST OF APPENDICES

Appendix I	Definition of Alcatel’s Optronics Division

Appendix II	Expert Opinion – Assignment fo Assets – Net Income per share – Adjustments

Appendix III	New version of the bylaws, in the event of the elimination of the special rights of Classs O shares

Appendix IV	Principles and methods for establishing the financial statements of the Optronics Division

* *

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Schedule I

Definition of Alcatel’s Optronics Division

A)	Definition of the Optronics Division’s main area of activity

The main of activity of the Optronics Division is the design, development, manufacture and marketing of chips, components, optical heads and subsystems which are or shall mainly be used in telecommunication systems.

B)	Definition of the scope of the Optronics Division

The Optronics Division is comprised of the following legal entities:

1.	Alcatel Optronics (S.A.), a société anonyme organised and existing under the laws of France whose registered office is located at 12 rue de la Baume, Paris, France, and, where applicable, its subsidiaries.

Alcatel Optronics (S.A.) is a sub-subsidiary of Alcatel.

2.	Alcatel Optronics Inc., a company organized and existing under the laws of the state of Delaware in the United States of America, whose registered office is 1000 Cot Road, Plano, Texas, USA and, where applicable, its subsidiaries.

The formation of Alcatel Optronics Inc. is the result of internal restructuring carried out prior to the issuance. Alcatel Optronics Inc. includes the business of the Optronics Division that were previously held and operated as divisions of Alcatel’s US subsidiaries.

Alcatel Optronics Inc. is a subsubsidiary of Alcatel.

3.	Any company which is controlled directly or indirectly by Alcatel but which is not controlled by the companies comprising the Division and which shall be added by Alcatel to its Optronics Division as belonging naturally to the said Division because of its area of activity.

C)	Acceptance of the “Basic Intercompany Agreement”

Any company added by Alcatel to the Optronics Division must have accepted the “Basic Intercompany Agreement” and the “implementation agreements” set forth therein.

* *

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Schedule II

Expert Engagement – Asset Sales – Net Proceeds per Share – Adjustments

A — Expert Engagement

1.	An expert shall be appointed by the President du Tribunal de Commerce de Paris:

•	in case of sale or transfer of assets of the Optronics Division to one or more buyers in which the company does not directly or indirectly hold an interest of at least 80%, in order to determine whether the assets sold represent in value more than 80% of the said division’s total assets (Articles of association, Article 13.1).

•	in case of expiration of the specific rights attached to Class O shares in order to determine the Net Proceeds per Share resulting from the sale or transaction bringing about such extinction (Articles of association, Article 13.2).

•	in case of transactions requiring one or more adjustments to the Outstanding Interest and Inter-Group Interest as defined below.

2.	In the three above cases, the expert shall be appointed as follows:

•	upon request made by the Company filed within ten trading days from the event giving rise to such appointment.

•	among partners of accounting firms retained as statutory auditors of companies included in the CAC 40 index maintained by Euronext Paris SA other than the company itself or among partners of accounting firms retained as statutory auditors by companies included in the SBF 1201 Index, if all partners of firms retained by companies included in the CAC 40 were prevented from accepting such appointment.

3.	The expert shall carry out the assignment defined by the provision of the Articles of association under which he has been appointed and shall carry out such assignment in accordance with the rules, terms and conditions set forth in this schedule, within one month from receipt of the court order appointing him.

The expert shall report to the company on the performance of his assignment, and the company shall communicate his report to the statutory auditors. The Shareholders may access the report at the registered office of the Company.

B — Sale of a substantial portion of the Optronics Division (on the basis of value)

1.	Under paragraph 1 of Article 13.1 of the Articles of association, the sale or transfer, in any form, of assets of the Optronics Division whose value represents at least 80 % of the said Division’s total assets shall, if made to one or more buyers which are not controlled by the Company, result in the extinction of the specific rights attaching to Class O Shares. The same paragraph provides for the appointment of an expert responsible for assessing whether the value of the assets sold represent at least 80 % of the total assets of the Optronics Division.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

2.	In order to make such assessment, the expert shall:

•	use as the value of the transferred assets, in case of a sale, the price of the said assets and, in case of a transaction other than a sale, either a multicriteria valuation of the assets or unlisted shares received as a consideration, or the stock market value of the listed shares received as a consideration, such stock market value being deemed equal to the average of the shares’ opening prices during the first twenty trading days preceding the closing of he transaction.

•	use as the value of the Optronics Division’s total assets the valuation thereof on the basis of a multicriteria approach.

C — Net Proceeds per Share

1.	Under Article 13.2, paragraph 1 of the Articles of association, the Net Proceeds per Share resulting from the sale or transaction bringing about the extinction of the specific rights attaching to Class O Shares shall be determined by an expert.

2.	The role of the expert appointed under the said Article shall consist in determining the Net Proceeds per Share as follows:

•	determination of the gross proceeds of the transaction, on the basis of the stock market value of the Optronics Division as evidenced by its issue price in case of a public offering, on the basis of the transaction price in case of a sale, or from a multicriteria valuation of the assets or unlisted shares received as a consideration or on the basis of the stock market value of the listed shares received as a consideration, such stock market value being deemed equal to the average opening prices during the first twenty trading days preceding the transaction, in the case of an exchange or merger or demerger transaction. This determination shall take into account the notional number of shares corresponding to the whole of the Optronics Division, i.e., the aggregate of the Outstanding Interest and Inter-Group Interest defined under D below, and by making such adjustments as may prove necessary.

•	deduction from the said gross proceeds of all types of taxes, levies, royalties, fees or expenses, whether current or deferred, due because of or in relation to the transaction or the consequences thereof.

•	deduction from the said gross proceeds of all types of liabilities, provisions and off-balance sheet commitments of the Optronics Division, if, because of the nature of the transactions, such liabilities, provisions and commitments had not yet been deducted from gross proceeds.

•	division of total net proceeds so determined by the notional number of shares corresponding to the whole of the Optronics Division, i.e., the aggregate of the Outstanding Interest and Inter-Group Interes

D — Outstanding Interest and Inter-Group Interest — Adjustments

1.	Class O Shares to be issued by the Company shall only represent a fraction of the economic interest in the Optronics Division. The company shall therefore retain the other fraction of the said Division’s economic interest which shall not be represented by the Class O shares issued.

Hereinafter:

•	the Outstanding Interest shall correspond to that fraction of the economic interest of the Optronics Division that is represented by those Class O shares that are issued and outstanding.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

•	the Inter-Group Interest shall correspond to that fraction of the economic interest of the Optronics Division that is retained by the company and that shall be deemed to be equal to a notional number of Class O Shares equal to the difference between the number of Class O Shares that would have been issued if the Dedicated Interest had represented 100 % of the Optronics Division and the number of Class O Shares actually issued.

2.	The Outstanding Interest and Inter-Group Interest shall be adjusted, in particular in case of transactions impacting the number of outstanding Class O Shares, in case of transfer of assets belonging to any of the Company’s other business activities to the Optronics Division and vice-versa in case of a difference between the total preferred dividend paid to Class O shares and the aggregate, multiplied by the Outstanding Interest, of the dividends received by Alcatel or its subsidiaries from companies comprising the Optronics Division for the same financial year and, in case of purchase of Class O Shares by the Company. In all of the above cases, account shall be taken of the transaction’s impact on the percentage of the Optronics Division corresponding to the Outstanding Interest and on the percentage corresponding to the Inter-Group Interest.

Such adjustments shall be made by the expert on the basis of the financial statements of the Optronics Division, prepared in accordance with Article 14 of the Articles of association and certified by the statutory auditors.

3.	The information memorandum certified by the Commission des Opérations de Bourse prior to any issuance of Class O Shares shall detail the application of these principles and provide examples therefor.

* * *

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Schedule III

New Articles of Association and By-Law, in the event of expiration of the Eights of Class O Shares

Article 1 – Legal Form

The Company, made up of holders of existing shares and shares that may be issued in the future, is in the form of a “société anonyme” governed by the statutory and regulatory provisions in force at present and in the future and by the present Articles of association and by-laws.

Article 2 — Purpose

The purpose of the Company in all countries shall be:

1/	The study, the manufacture, the development and the business of all devices, equipment and software relating to domestic, industrial, civilian or military applications and other applications related to electricity, telecommunications, data processing, electronics, space industry, nuclear power, metallurgy and generally to all means of production and transmission of power or communications (cables, batteries and other components) and all possible activities related to operations and services in connection with the above-mentioned means.

2/	The acquisition, the use and the sale or transfer of all patents, licenses, royalties, manufacturing processes and secrets, knack, patterns, trademarks or software related to the devices and equipment mentioned in the above paragraph.

3/	The creation, the acquisition, the use, the transfer, the leasing of all industrial or commercial premises, factories, buildings, equipment and machines of any kind, necessary or useful for the implementation of its objects.

4/	The acquisition of equity participations in any company, association, partnership, French or other, irrespective of its legal form, object and activity.

5/	The management of shares and securities, investment by any means whatsoever, and in particular by acquisition, increase in capital, take-over or merger.

6/	The creation, the acquisition, the taking of lease or granting, the management of all companies, French or others, whatever their activities, and in particular in the financial, industrial, commercial, mining, agricultural fields or connected to the activities described in paragraph 1.

7/	The management of its own assets, fixed or moveable, and of any assets, irrespective of their structure.

The above shall be carried out by the Company, directly or indirectly, by way of forming companies, contributions, subscription or purchase of securities or corporate rights, merger, take-over, capital investment by a silent partner, partnerships or in any other way.

In general, the Company may carry out all industrial, commercial, financial operations, fixed or moveable property, connected, directly or indirectly, wholly or in part, to the above-mentioned object and to similar or related objects.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Article 3 — Name

The name of the Company is:

ALCATEL.

Article 4 – Registered office

The registered office is at 54, rue La Boétie, 75008 Paris.

Article 5 — Duration

Except in the case of an early termination or extension agreed by an extraordinary Shareholders’ Meeting, the duration of the company shall be ninety nine years as of July 1, 1987.

Article 6 — Capital

The share capital is set at € [ • ]. It is made up of [ • ] shares with a nominal value of € 2 each, all of one Class only and wholly paid up.

Article 7 – Form, registration, holders, thresholds of shares

Shares shall be registered until fully paid up.

Fully paid-up shares shall be registered or bearer shares as the Shareholder chooses, subject to the provisions of (2) below. Further to the statutory requirement to notify the Company of certain percentage share holdings, any Shareholder, natural or legal person holding a number of Company shares equal to or in excess of:

1)	0.5% of the total number of shares must within fifteen days from crossing the said shareholding threshold inform the Company by letter, facsimile letter or telex of the total number of shares so held. Such declaration is to be renewed under the same conditions whenever a new 0.5% threshold is crossed, up to and including the 2.5% threshold.

2)	3% of total shares must, within five trading days of reaching such threshold, apply to register all his shares. This registration requirement applies to all shares already held and to such shares as may be acquired subsequently in excess of the above-mentioned threshold. A copy of the registration application sent to the Company by letter or fax within fifteen days of passing such threshold shall be deemed equivalent to a declaration that the statutory threshold has been reached. The same procedure shall be followed each time a further 0.5% threshold is passed up to a maximum of 50%.

Calculation of the thresholds in (1) and (2) above shall include indirectly held shares and shares equivalent to existing shares as defined in Article L. 233-7 of the Commercial Code.

Shareholders must certify that all securities owned or held as defined in the preceding paragraph are included in each such declaration and must also indicate the date(s) of acquisition.

Should Shareholders not comply with the provisions set forth in (1) and (2) above, voting rights for shares exceeding the declarable thresholds shall, at the request of one or more Shareholders holding at least 3% of share capital, be withdrawn under the conditions and within the limits laid down by law.

Shareholders whose share holding falls below one of the thresholds provided in (1) and (2) above must also notify the Company within fifteen days and under the same terms.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Shares shall be materialized by registration in the owner’s name in the books of the issuing Company or of an authorized intermediary.

Transfers of registered securities shall be made from one account to another. The registration, transfer and disposal of securities shall be carried out in accordance with the laws and regulations in force.

Where the parties are not exempted from such formalities by law, the Company may require certification of signed declarations, transfer or assignment orders in accordance with the laws and regulations in force.

The Company may, in accordance with the laws and regulations in force, request from all organizations or authorized intermediaries any information concerning Shareholders or holders of securities with immediate or future voting rights, their identity, the number of securities they hold and the possible limitations imposed on them.

Article 8 – Paying-up of the shares

The total amount of the shares issued by way of increase in capital and to be paid-up in cash is payable under the conditions set out by the Board of Directors. The calling-up of capital is notified to the subscribers and Shareholders at least ten days before the date fixed for each payment, by a notice inserted in a legal journal appearing in the place where the registered office of the Company is situated, or by individual recorded delivery.

Any delay in the payment of sums due shall incur, in itself, and without the need for any formalities, the payment of interest at the legal rate, on a daily basis, starting from the date of the demand for payment without prejudice to the personal action that the Company can exercise against the defaulting Shareholder and the means of enforcement provided for by law.

Article 9 – Rights and obligations of shares

Each share shall give entitlement to Company assets and distribution of profits in the proportions set out in Articles 24 and 25 below, with the exception of rights attached to shares of different categories that may be created.

Tax charges shall be levied as a whole on all shares without distinction, such that each share in a same Class shall give entitlement to payment of the same net amount on any distribution or reimbursement made during the Company’s term or on liquidation.

Shareholders shall be liable only up to the nominal amount of each share held. Any call to pay in capital in excess of such amount is prohibited.

Dividends and income from shares issued by the Company shall be paid under the conditions authorized or provided for by the regulations in force and in such a way as the Shareholders’ Meeting or, failing that, the Board of Directors, shall decide.

Rights and obligations shall remain attached to a share regardless of who holds the share.

Ownership of a share entails as of right acceptance of the Company’s Articles of association and by-laws and of resolutions of the Shareholders’ Meeting.

Shares are indivisible with regard to the Company; joint owners of shares must be represented by a single person. Shares with usufruct must be identified as such in the share registration.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Article 10 – Creditors of Shareholders

Creditors of a Shareholder may not, by whatsoever means, cause the goods or assets of the Company to be placed under seal, divided or sold by auction and may not interfere in any way with the Company’s management. In the exercise of their rights they must rely on Company records and resolutions of Shareholders’ Meeting.

Article 11 – Issuing of transferable securities not representing a portion of share capital

The Company may contract loans according to its needs by issuing short, medium or long term bonds or warrants. Except where by law particular financial products require the express decision or authorization of the Shareholders’ Meeting, the decision shall be made by the ordinary Shareholders’ Meeting or Board of Directors.

Article 12 — Management

The Company shall be managed by a Board of Directors consisting of no less than six and no more than eighteen members except where this number is exceeded as in the event of a merger under the terms laid down by law.

Without prejudice to statutory conditions pertaining to percentages of seats on the board and valid employment contracts, two of the directors must at the time of their appointment be both salaried employees of the Company or of an affiliate and members of a mutual fund in accordance with the conditions set out below.

All mutual funds meeting the conditions below may nominate candidates for appointment to the Board of Directors.

With regard to the above provisions:

1)	An affiliate of the Alcatel group shall be defined as any company in which Alcatel directly or indirectly holds at least half of the voting rights or any company in which an Alcatel affiliate directly or indirectly holds at least half of the voting rights.

2)	The mutual funds referred to above are those formed as a result of a Company share holding scheme in which the Company or an affiliate is a participant and having at least 75% of its portfolio in Company shares.

If for any reason one of the directors appointed by the Shareholders’ Meeting as provided above should no longer meet the joint conditions defined above (employee of the group or an affiliate and member of a mutual fund), he shall automatically be deemed to have retired one calendar month after the joint conditions are no longer met.

Should the number of directors meeting the joint conditions as defined above (employment in the group and membership of a mutual fund) fall below the number set in the present Article for any reason whatsoever, the Board of Directors must make up its numbers within three months either by cooption or by calling a Shareholders’ Meeting to appoint a director meeting the required conditions.

Each director must hold at least 500 Company shares.

Article 13 – Term of office and maximum age of Director

Directors may be re-elected subject to the conditions below.

A director appointed to replace another director shall hold office only for the remainder of his predecessor’s term of office.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

The Shareholders’ Meeting shall set the directors’ terms in such a way that board membership is renewed as far as possible in similar proportions. Directors’ terms may not exceed four years for those appointed from the Shareholders’ Meeting dated May 16, 2000.

The maximum age for holding a directorship shall be 70. This age limit does not apply if less than one third, rounded up to the nearest whole number, of serving directors have reached the age of 70. No director over 70 may be appointed if as a result more than one third of the serving directors rounded up as defined above, are over 70.

If for any reason whatsoever the number of serving directors over 70 should exceed one third as defined above, the oldest director(s) shall automatically be deemed to have retired at the ordinary Shareholders’ Meeting called to approve the accounts of the financial year in which the proportion of directors over 70 years was exceeded, unless the proportion was re-established in the interim.

Directors representing legal persons shall be taken into account when calculating the number of directors to which the age limit does not apply.

Directors representing legal persons must replace any 70 year old representative at the latest at the ordinary Shareholders’ Meeting called to approve the accounts of the financial year in which such representative reached the age of 70.

Article 14 – Non-voting observers

On the chairman’s recommendation, the Board of Directors may submit to the ordinary Shareholders’ Meeting the appointment of one or two observers. The number of observers may not exceed six.

The auditors shall be called to meetings of the Board of Directors and shall participate in a consultative capacity.

They shall be appointed for a six year term which may be renewed or revoked at any time.

They may or may not be Shareholders and may receive a remuneration set annually by the ordinary Shareholders’ Meeting and distributed by the Board of Directors.

Article 15 — Board Meetings

1.	The Board shall meet as often as required in the interest of the company at the corporate headquarters or any other location decided by the Chairman.

The meeting is called by the Chairman as stipulated by law, by any means, even verbally, and may be called at the request of the Chief Executive Officer or at least one-third of the directors.

An agenda clearly stating matters to be discussed shall be attached to each notice of meeting.

In the event the Chairman and the Vice-Chairman or Chairmen cannot attend, the Chairman or, if he does not do so, the Board may designate for each meeting the director who shall chair the meeting.

2.	Any director, whether a natural person or the standing representative of a legal person, may give another director power of attorney to represent him at a board meeting; the authorized agent must show proof of his power of attorney at the start of the meeting. Directors may hold only one power of attorney per meeting which shall be valid for a specific meeting only.

Except where prohibited by law, directors who participate in the board meeting through video-conferencing methods, the type and use of which are defined by current regulations, shall be deemed present at the meeting for the calculation of quorum and majority.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

3.	Except as stipulated in paragraph 2 of Article 16 below, for resolutions governing the choice of management, resolutions shall be adopted under the quorum and majority laid down by law. In the event of a tie, the chairman or the director acting as chairman shall have the casting vote.

4.	The minutes of the meetings shall be drawn up and copies shall be certified and delivered in accordance with the law.

5.	On the Chairman’s proposal, the Board may authorize members of management or third parties to attend Board meetings; they shall not have a vote.

Article 16 — Powers and Responsibilities of the Board

1.	The Board of Directors is vested with complete authority granted to it by the legislation in effect.

The Board shall determine the business strategies of the company and shall ensure their implementation.

Subject to the authority expressly reserved for the Shareholders, and within the limits of the corporate purpose, the Board of Directors shall deal with any question that affects the company’s operations, and governs the affairs of the company through its deliberations.

2.	The Board of Directors shall decide whether the management of the company will be performed by the Chairman of the Board of Directors or by a Chief Executive Officer.

The Board of Directors may deliberate on this choice only if at least two-thirds of its current members are present. When it has been unable to deliberate because the required quorum is not present, the Board of Directors must meet a second time to deliberate again within a maximum period of ten days.

3.	The Board’s decision with respect to the management method of the company shall be made by a two-thirds majority of the directors present or represented, and shall remain valid until a new decision from the Board.

4.	Each director shall receive all of the information necessary to perform the duties of his office and may obtain any document he deems useful.

5.	Notwithstanding statutory provisions, particulary those concerning the chairman of the Board of Directors or the Chief Executive Officer, if he is a director, directors do not in the exercise of their management enter into any personal or joint undertaking with regard to the Company’s commitments; within the limits set by the laws in force, they shall only be liable for performance of their appointed duties.

Article 17 — Chairman, Vice-Chairmen, Chief Executive Officer,
Senior Executive Vice Presidents, and Secretary

1.	The Board of Directors shall appoint a Chairman from among its members by a simple majority of the directors present or represented for a term not to exceed his term as director.

The Chairman of the Board of Directors shall perform the missions assigned to him by law; in particular, he shall ensure the proper functioning of the company’s governing bodies. He shall chair meetings of the Board of Directors, organize the work of the Board, and ensure that the directors are able to fulfill their mission.

The Board of Directors shall appoint, if it so wishes, one or more Vice-Chairman, and shall set their term of office which may not exceed their term as director. The Vice-Chairman, or the most senior Vice-Chairman, shall perform the duties of the Chairman when he is unable to do so.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

2.	If the Board does not confer management of the company to the Chairman, it shall appoint a Chief Executive Officer from among the directors or from outside the Board, by a simple majority of the directors present or represented, and shall set the term of his office, which shall in no case exceed the term of his office as director.

3.	The Chief Executive Officer is invested as of right with the fullest power to act in all circumstances as the Company’s behalf, within the limits of the corporate purpose and subject to the powers expressly invested in Shareholders’ Meetings by law and the powers specifically invested in the Board of Directors.

The Chief Executive Officer shall represent the company in its relations with third parties. He shall represent the company in the courts.

When the Chairman of the Board of Directors assumes the management of the company, the provisions of this Article and the law governing the Chief Executive Officer shall apply.

4.	On the proposal of the Chief Executive Officer, the Board of Directors may authorize one or more persons to assist him, who shall have the title of Senior Executive Vice-President.

A maximum of five Senior Executive Vice-Presidents may be appointed.

The scope and duration of the powers delegated to Senior Executive Vice-Presidents shall be determined by the Board of Directors in agreement with the Chief Executive Officer.

Senior Executive Vice-Presidents have the same authority as the Chief Executive Officer with respect to third persons.

In the event the office of Chief Executive Officer becomes vacant, the duties and powers of the Senior Executive Vice-Presidents shall continue until the appointment of a new Chief Executive Officer, unless otherwise decided by the Board of Directors.

5.	The Board of Directors on the recommendation of the Chairman or the Chief Executive Officer, the chairman or the Chief Executive Officer themselves and the Senior Executive Vice President or Vice Presidents, may, within the limits set by law, delegate such powers as they or he deem fit, either for the management or conduct of the Company’s business or for one or more specific purposes, to all authorized agents, whether members of the board or not or member of the Company or not, individually or as committees. Such powers may be standing or temporary and may or may not be delegated to deputies.

All or some of such authorized agents may also be authorized to authenticate all copies or extracts of all documents for which certification procedures are not laid down by law, and in particular all powers of attorney, Company accounts and Articles of association and by-laws, and to issue all certificates pertaining thereto.

Powers of attorney granted by the board of directors, the chairman, the Chief Executive Officer or the Senior Executive Vice President or Vice Presidents pursuant to the present Articles of association and by-laws shall remain effective should the terms of office of the chairman, the Chief Executive Officer, the Senior Executive Vice President, or directors expires at the time such powers of attorney were granted.

6.	The Board shall appoint a secretary and may also appoint a deputy secretary under the same terms.

Article 18 — Age Limit of Corporate Officers

The Chairman, the Chief Executive Officer, and the Senior Executive Vice-President or Vice-Presidents may hold their offices for the term set by the Board of Directors; however, the term may in no case exceed the term of their office as director or, in any event, the date of the Ordinary Shareholders’ Meeting called to approve the accounts for the financial year in which they reach the age of 68.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Article 19 — Remuneration of Corporate Officers and Directors

1.	The remuneration for the Chairman of the Board of Directors, the Chief Executive Officer, and the Senior Executive Vice-President or Vice-Presidents shall be set by the Board of Directors. Said remuneration may be fixed and/or proportional.

2.	The Shareholder’s Meeting may award and set directors’fees which shall remain unchanged until amended by a new resolution.

The board shall distribute said amount among the directors as it sees fit and as required by law.

Directors may not receive from the Company any remuneration, permanent or not, other than those specified by the law or nor contrary to it.

Article 20 – Statutory auditors

The ordinary Shareholders’ Meeting shall appoint at least two statutory auditors to undertake the duties required by law. The auditors may be reappointed.

The Shareholders’ Meeting shall appoint as many deputy auditors as statutory auditors pursuant to paragraph 1 above.

Article 21 — Shareholders’ Meetings

1.	Ordinary and extraordinary Shareholder’s Meetings shall be convened and held according to the rules and procedures laid down by law.

The duly constituted Shareholders’ Meeting shall represent all the Shareholders.

Its decisions are binding on all Shareholders, including those not present or dissenting.

2.	Meetings shall take place at the registered office or at any other place specified in the notice of Meeting.

3.	Any Shareholder may attend in person or be represented by proxy at the Meeting, on justification of his identity and of ownership of his shares either by a registration of his ownership or by depositing bearer shares with the holer at the places mentioned in the notice of the Meeting; these formalities should be completed at least three days before the Meeting, unless the Board of Directors decides otherwise.

Subject to the terms and conditions defined by regulations and the procedures defined by the Board of Directors, Shareholders may participate and vote in all Ordinary or Extraordinary Shareholders’ Meetings by video-conferencing or any telecommunications method that allows identification of the Shareholder.

4.	Subject to the conditions defined by regulations, Shareholders may send their proxy or mail voting form for any Ordinary or Extraordinary Meeting either in paper form or, on the decision of the Board of Directors published in the notices of Meetings, by remote transmission.

In order to be considered, all necessary forms for votes by mail or by proxy must be received at the Company’s registered offices or at the location stated in the notice of the Meeting at least three days before any Shareholders’Meeting. This time limit may be shortened by decision of the Board of Directors. Instructions given electronically that include a proxy or power of attorney may be accepted by the company under the conditions and within the deadlines set by the regulations in effect.

5.	The Meeting may be rebroadcast by video-conferencing or remote transmission. If applicable, this will be mentioned in the notice of Meeting.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

6.	Any Shareholder who has demonstrated his intention to attend the Shareholders’ Meeting, issued a mail vote, or given a proxy by producing a certificate of non-transferability issued by the custodian of the shares may transfer all or part of the shares for which he has made known his intention to attend the Meeting, transmitted his vote or proxy, provided that he notifies the representative authorized by the company so as to allow his vote or proxy to be canceled or the number of shares and corresponding votes to be changed, under the conditions and within the deadlines stipulated by law and regulations.

7.	The Shareholders’ Meeting shall be chaired either by the chairman or Vice Chairman of the Board of Directors, or by a director appointed by the Board of Directors or by the chairman.

Shareholders shall appoint the officers of the Meeting made up of the chairman, two tellers and a secretary.

The tellers shall be the two members of the Meeting representing the largest number of votes or, should they refuse, those who come after in descending order until the duties are accepted.

8.	Copies or extracts of the minutes may be authentificated by the Chairman of the Board of Directors, the secretary of the Shareholders’Meeting, or the director appointed to chair the Meeting.

Article 22- Voting rights

Without prejudice to the following provisions, each member of the Shareholders’ Meeting has as many votes as shares that he owns or represents.

However, double voting rights are attached to all fully paid up registered shares, registered in the name of the same holder for at least three years.

Double voting rights shall be cancelled as of right for any share that is converted into a bearer share or whose ownership is transferred. However, the period set here above shall not be interrupted, nor existing rights cancelled, where ownership is transferred, the shares remaining in registered form, as a result of intestate or testamentary succession, the division between spouses of a common estate, or donation inter vivos in favor of a spouse or heirs.

Whatever number of shares a Shareholder possesses, directly and/or indirectly, he may not cast, as single votes in his own name or as a proxy, more than 8% of the votes attached to the shares present or represented when any motion at a Shareholders’ Meeting is put to the vote. This limit may be exceeded if such Shareholder is further entitled to double votes, in his own name or as a proxy, taking into account such additional voting rights only. However, the total number of votes cast may not under any circumstances whatsoever exceed 16% of the votes attached to the shares present or represented. Indirectly held shares and shares treated in the same way as owned shares as defined by the provisions of Articles L 233-7 et seq. of the Commercial Code shall be taken into account when applying the above mentioned limit.

The limitation instituted in the preceding paragraph automatically becomes null and void from that time when an individual or a legal entity, acting alone or in concert with one or more individuals or legal entities, comes to hold at least 66.66% of the total number of the Company’s shares, as the result of a public offering to purchase or exchange relating to all of the Company’s shares. The Board of Directors agrees that at the announcement of such offerings, such invalidation will take effect.

The limitation instituted in paragraph 4 above does not apply to the chairman of the Shareholders’ Meeting casting a vote pursuant to proxies received in accordance with the legal obligation deriving from Article L. 225-106 of the Commercial Code.

Voting rights in all ordinary, extraordinary or special Shareholders’ Meetings belong to the usufructuary.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Article 23- Financial year

         The financial year shall begin on January 1st and end on December 31st.

Article 24 – Allocation of profits

The difference between the proceeds and the expenses of the financial year, after provisions, constitutes the profits or the losses for the financial year. From the profits, minus previous losses, if any, shall be deducted the sum of 5% in order to create the legal reserves, until such legal reserves are at least equal to 1/10th of the share capital. Additional contributions to the legal reserves will be required if the legal reserves fall below, for any reason, that fraction.

The distributable profits shall be the profits for the financial year minus the previous losses and the above- mentioned deduction plus income carried over. The Shareholders’ Meeting, on a proposal of the board, may decide to carry over some or all of the profits, to allocate them to reserve funds of whatever kind or to distribute them to the Shareholders as a dividend.

Besides, the Shareholders’ Meeting may decide the distribution of sums deducted from the optional reserves, either as initial or additional dividends or as special distribution. In this case, the decision indicates clearly the items from which the said sums are deducted. However, the dividends are deducted first from the distributable profits of the financial year.

The ordinary Shareholders’ Meeting may grant each Shareholder, for all or part of the dividend distributed or the interim dividend, the option to receive payment of the dividend or interim dividend in cash or in shares.

The Shareholders’ Meeting or the Board of Directors, in the case of an interim dividend, fix the date from which the dividend shall be distributed.

Article 25 — Dissolution and liquidation

The Shareholders’ Meeting, under the quorum and majority conditions laid down by law, may, at any time and for any reason whatsoever, decide the early dissolution of the Company.

When the Company reaches its due date, or in the event of early dissolution, the Shareholders’ Meeting shall decide the manner of liquidation, appoint one or more liquidators and set their powers, their terms of office and their remuneration.

In the event of the death, resignation or indisposition of the liquidators the ordinary Shareholders’ Meeting, called under the condition laid down by law, shall take steps to replace them.

The Shareholders’ Meeting shall retain the same powers during liquidation as in the Company’s course of business.

On completion of the liquidation the Shareholders shall be called to approve the liquidator’s accounts and discharge him and to record the closing of the liquidation.

The liquidator(s) shall carry out their duties under the conditions laid down by law. In particular, they shall realize all the Company’s movable and fixed assets, including by private treaty, and extinguish all its liabilities. They may also, with the authorization of the extraordinary Shareholders’ Meeting, transfer the Company’s entire assets or contribute them to another company, in particular by way of a merger.

Assets remaining after all liabilities have been extinguished shall first be used to pay Shareholders a sum equal to the paid up and non-redeemed capital. Any surplus shall constitute profits and shall be divided between all the Shareholders, subject to rights related to shares of different classes, if any.

THIS DOCUMENT IS A TRANSLATION FROM FRENCH INTO ENGLISH, DELIVERED AT THE REQUEST OF THE RECIPIENT AND HAS NO OTHER VALUE THAN AN INFORMATIVE ONE.

SHOULD THERE BE ANY DIFFERENCE BETWEEN THE FRENCH AND THE ENGLISH VERSION, ONLY THE TEXT IN FRENCH LANGUAGE SHALL BE DEEMED AUTHENTIC AND BINDING AND CONSIDERED AS EXPRESSING THE EXACT INTENTIONS AND OBLIGATIONS OF THE PARTIES.

Article 26 — Disputes

Any disputes that may arise during the Company’s term or at its liquidation, whether between Shareholders and the Company or between Shareholders themselves where they concern Company matters, shall be subject to the jurisdiction of the competent courts.

* * *

Schedule IV

Principles and methods for preparing the financial statements of the Optronics Division

1 – Annual financial statements of the Optronics Division

The annual financial statements of the Optronics Division shall consist in the combined annual financial statements of the entities comprising the Optronics Division, as defined in Schedule I to the Articles of association. The notion of combined financial statements and the methodology used for the preparation of the combined financial statements shall be in accordance with the rules set forth by the Conseil National de la Comptabilité in its Opinion 94-02 approved on October 28, 1994.

2 – Valuation principles and methods

The valuation methods applicable to combined financial statements shall be those defined, as regards consolidated financial statements, in the Commercial Code, the Decree of March 23, 1967 and the Plan Comptable Général (General Chart of Accounts).

In case the above provisions allow for choosing among several acceptable methods or for determining the mode of application of such methods, the financial statements of the Optronics Division shall be prepared on the basis of the same methods, terms and conditions used by the Company in order to prepare its consolidated financial statements.

3 – Presentation of the annual financial statements of the Optronics Division

The annual financial statements of the Optronics Division shall be prepared in the same format and according to the same presentation rules as those in use for the Company’s consolidated financial statements.

4 –Determination of the net income after taxes of the Optronics Division

The net income after taxes of the Optronics Division, as described in paragraph 3 ot Article 29 of the Articles of association, shall be equal to the combined net income after taxes (after deducting the share of minority interests, if any) as shown by the Optronics Division’s annual financial statements.

5 – Distributable income

The Optronics Division’s distributable income for any financial year (Article 29, paragraph 3 of the Articles of association) shall correspond to the algebraic aggregate of non-distributed profits and deferred losses of earlier years (including for the financial year concerned) from the financial year commencing on January 1, 2000 which constitutes the cumulated non-distributed profits (or cumulated deferred loss). In this definition, the non- distributed profits (or deferred loss) for a financial year corresponds to the Optronics Division’s net income after taxes (or loss) for such fiscal year plus (minus) an amount equal to the dividend paid on each Class O share for the said financial year, multiplied by the notional number of Class O shares representing the whole of the Optronics Division.